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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form 40-8B25

                        APPLICATION FOR EXTENSION OF TIME

                                    811-22259
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                      (Investment Company Act File Number)

                         SHORT-TERM INVESTMENTS TRUST II
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             (exact name of registrant as specified in its charter)



               Delaware                                      000000000
----------------------------------------     ----------------------------------------
    (State or other jurisdiction of            (I.R.S. Employer Identification No.)
     incorporation or organization)


      11 Greenway Plaza, Suite 100
              Houston, TX                                    77046-1173
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(Address of principal executive offices)                     (Zip Code)


            (713) 626-1919                                  (713) 993-9185
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    (Registrant's telephone number)                          (Fax number)

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              PART I - RULE 8B-25 APPLICATION FOR EXTENSION OF TIME

The Registrant files this Application for Extension of Time pursuant to Rule 8b-25 (17 C.F.R. 270.8b-25), respectfully requesting that the date for the timely filing of its Registration pursuant to Section 8 of the Investment Company Act of 1940 be extended from March 9, 2009 to May 8, 2009 as allowed by Rule 8b-25.

Narrative:

On December 8, 2008, the Registrant filed a Form N-8A notifying the Commission of its intent to register as an open-end management company under the Act. Rule 8b-5 (17 C.F.R. 270.8b-5) provides that the registration statement of the Registrant shall be filed within three months of the date of the filing of the notification on Form N-8A. Rule 8b-25 provides for a 60-day extension of the date on which such required information is to be filed if it is impractical to furnish the required information within the time required by Rule 8b-5.

The Registrant finds it impractical to file the registration under Section 8 of the Investment Company Act of 1940 on March 9, 2009 because the registrant has no shareholders or assets and has filed an application with the Commission to deregister under Section 8(f) of the 1940 Act ("Section 8(f) Order"). It is expected that the Section 8(f) Order will not be effective until shortly after the date that Registrant is required to file its registration under Rule 8b-5. It is impractical for Registrant to file this registration solely to comply with the rule given the fact that it has no assets or shareholders and expects to be deregistered shortly after March 9, 2009, but in no event later than May 8, 2009.

Therefore, the Registrant respectfully requests that this application for extension of time to file pursuant to Section 8 be accepted pursuant to Rule 8b-25 and that the due date for the filing of the Registrant's registration as an open-end management company be May 9, 2009.


                          PART II -- OTHER INFORMATION

(1) Name, title, and telephone number of person to contact in regard to this notification:


Melanie Ringold                             (713) 214-5770
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NAME                                        PHONE

Counsel
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TITLE